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Exhibit 99.1

Press Release Including 2008 Outlook

FIRST QUARTER 2008
Report to shareholders for the period ended March 31, 2008

Suncor Energy reports financial results for first quarter and updates growth plans

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures in Suncor's 2008 first quarter Management's Discussion and Analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded first quarter 2008 net earnings of $708 million ($1.53 per common share), compared to $576 million ($1.25 per common share) in the first quarter of 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt and project start-up costs, first quarter 2008 net earnings were $788 million ($1.70 per common share), compared to $567 million ($1.23 per common share) in the first quarter of 2007. Cash flow from operations was $1.161 billion in the first quarter of 2008, compared to $825 million in the first quarter of 2007.

The increase in earnings was primarily due to higher price realizations on the company's oil sands sales, as benchmark crude oil prices continued to rise. This was partially offset by increased oil sands operating expenses and increased oil sands royalties, as well as reduced margins in the refining and marketing business.

Suncor's total upstream production averaged 286,200 barrels of oil equivalent (boe) per day during the first quarter of 2008, compared to 283,100 boe per day in the first quarter of 2007. Oil sands production during the first quarter averaged 248,000 barrels per day (bpd), comparable to first quarter 2007 production of 248,200 bpd. Natural gas production increased to 229 million cubic feet equivalent (mmcfe) per day in the first quarter of 2008 from 209 mmcfe per day in the first quarter of 2007.

Oil sands cash operating costs averaged $31.55 per barrel in the first quarter of 2008, compared to $26.30 per barrel during the first quarter of 2007. The increase in cash operating costs per barrel was primarily due to an increase in third-party bitumen purchases and higher maintenance costs, employee expenses, contract mining and energy input costs.

Operations and growth update

"Driving operational excellence is the priority," said Rick George, president and chief executive officer. "Ensuring a steady supply of bitumen is key to boosting production rates at our expanded oil sands facilities. A strategic focus on maintenance across the company is also expected to help us deliver on our plans to have all systems running safely and reliably."

Scheduled maintenance at both Suncor's Sarnia refinery and oil sands operations is expected to contribute to improved long-term operational performance.

Planned work at the Sarnia refinery includes equipment improvements that are expected to allow the refinery to achieve full benefit from modifications made in 2007 to increase sour synthetic crude capacity. All work is scheduled for completion in early May.

At the oil sands operations, an approximate 30-day maintenance shutdown to Upgrader 1 is expected to begin in mid-May. During the planned maintenance, Upgrader 2 is expected to produce approximately 200,000 bpd.

Progress also continues on work to reduce emissions at the company's Firebag in-situ operation. Air emissions exceeding regulatory limits at the facility resulted late last year in regulators capping production at 42,000 bpd of bitumen until emissions are stable at compliant levels. Construction is underway on a $340 million sulphur plant to help manage sulphur emissions and we continue to work closely with regulators on meeting requirements to increase production.

The addition of a third coker set to Upgrader 2 is on budget and on schedule for completion in June with production expected to increase during the balance of 2008.

"With the planned maintenance and expansion work at oil sands scheduled for completion in the coming months, we're targeting increased production through the second half of the year as we ramp up toward new capacity of 350,000 barrels per day," says George.

Plans to further increase production capacity from 350,000 bpd to 550,000 bpd in 2012 were confirmed in January when the company's Board of Directors approved the $20.6 billion Voyageur expansion. Approximately $3.3 billion has already been invested in the project, which includes constructing a third upgrader and increasing bitumen supply through further expansion of in-situ operations.

As Suncor invests for future growth, prudent debt management remains a priority. Net debt levels increased to $3.9 billion at the end of the first quarter from $3.2 billion at December 31, 2007.

             Suncor Energy Inc.
 002    2008 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Outlook

Suncor's outlook provides management's targets for 2008 in certain key areas of the company's business. Outlook forecasts are subject to change.

	Three Month Actuals Ended March 31, 2008	2008 Full Year Outlook

Oil Sands
Production (bpd) (1)	248 000	275 000 bpd to 285 000 bpd
Diesel	12%	12%
Sweet	39%	38%
Sour	49%	46%
Bitumen	0%	2%
Third-party processing (2)	0%	2%
Realization on crude sales basket (1)	WTI @ Cushing less Cdn$2.14 per barrel	WTI @ Cushing less Cdn$3.50 to Cdn$4.50 per barrel
Cash operating costs (1) (3)	$31.55 per barrel	$26.00 to $27.00 per barrel

Natural Gas
Production (4) (mmcf equivalent per day)	229	205 to 215
Natural gas	91%	93%
Liquids	9%	7%

(1)
Based on first quarter results and expectations for the balance of the year, the outlook for oil sands production and cash operating costs per barrel have been narrowed to more conservative ranges. The original oil sands production outlook range was 275,000 bpd to 300,000 bpd with a corresponding cash operating cost range of $25.00 to $27.00 per barrel. The expected discount to WTI benchmark prices for Suncor's crude sales basket has been reduced from WTI @ Cushing less Cdn$4.25 to Cdn$5.25 per barrel due to strengthening differentials for sweet synthetic blends.

(2)
Volumes transferred to us for processing for which we receive a processing fee. Volumes received under this arrangement are not included as purchases for financial statement presentation.

(3)
Cash operating cost estimates are based on the following assumptions: production volumes and sales mix as described in the table above and a natural gas price of $6.70 per gigajoule at AECO. This goal also includes costs incurred for third-party bitumen processing. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See Non-GAAP Financial Measures on page 14.

(4)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

Factors that could potentially impact Suncor's financial performance include:

•
Planned maintenance at oil sands. Upgrader 1 is expected to be shut down for approximately 30 days beginning mid-May and Firebag production is expected to be reduced for a two to four week period while scheduled maintenance is underway. Although these shutdowns are reflected in operational targets for the year, production estimates could be impacted if unplanned work is identified, or the schedule is impacted by labour or material supply issues. During the Upgrader 1 outage, Upgrader 2 is expected to continue producing approximately 200,000 bpd.

•
Completion of construction, commissioning and ramp-up of an expansion to Upgrader 2. Production rates during the ramp-up period are difficult to predict and can be impacted by bitumen supply, as well as planned and unplanned maintenance.

•
Bitumen supply. If Suncor encounters unexpected issues in meeting regulatory requirements aimed at controlling emissions at both base plant and in-situ operations, there may be continued bitumen supply restrictions that could impact 2008 production targets.

•
Production volumes at the Sarnia refinery. Suncor is performing maintenance and equipment improvements at the refinery and this work could impact future production.

•
Crude oil hedges. Suncor has hedging agreements for 10,000 bpd in 2008. These costless collar hedges have an average floor of US$59.85 per barrel with an average ceiling of US$101.06 per barrel.

Information on risks, uncertainties and other factors that could affect these plans is included in Suncor's annual report to shareholders and other documents filed with regulatory authorities.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 First Quarter    003

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  Exhibit 99.1